# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

### Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

### Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2012

## HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

| California | 000-23877 | 77-0469558 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 150 Almaden Boulevard, San Jose, California | 95113 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On March 15, 2012, Margaret Incandela, Executive Vice President and Chief Credit Officer tendered her resignation to Heritage Bank of Commerce.

Heritage Commerce Corp has issued a press release announcing the resignation of Margaret Incandela which is attached to this report as Exhibit 99.1 and is incorporated herein by reference.

**Item 9.01 Financial Statements and Exhibits**

(D) The following exhibits are included with this Report:

99.1  Press Release, dated March 16, 2012

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## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2012

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

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## EXHIBIT INDEX

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 99.1 | Press Release, dated March 16, 2012 |

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